UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“ChemChina announces the definitive end results of the tender offers for Syngenta”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, May 31, 2017

ChemChina announces the definitive end results of the tender offers for Syngenta

China National Chemical Corporation (ChemChina) today announced the definitive end results for ChemChina’s offer to acquire Syngenta, according to which around 94.7 percent of shares have been tendered.

Settlement for shares tendered after the expiration of the Main Offer Period will take place on June 7, 2017.

ChemChina re-affirmed its intention to request the cancellation of the remaining publicly held Syngenta shares in accordance with the Swiss Financial Markets Infrastructure Act if the 98 percent threshold is exceeded. To that end, it intends to acquire further shares through market purchases or in off-market transactions.

If the level of participation remains below 98 percent, ChemChina re-affirmed its intention to proceed to a squeeze-out merger.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 234th position among the Fortune Global 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Syngenta – May 31, 2017 / Page 1 of 2

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Common Shares or ADSs. The solicitation and offer to buy Common Shares or ADSs was only made pursuant to the Swiss Offer Prospectus and the U.S. Offer to Purchase and other documents relating to the U.S. Offer that were filed with the U.S. Securities and Exchange Commission ("SEC"), including the Tender Offer Statement on Schedule TO filed by ChemChina and CNAC Saturn (NL) B.V. ("Purchaser") and the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the U.S. Offer filed by Syngenta. A free copy of these materials and other documents filed by ChemChina, Purchaser and Syngenta with the SEC can be obtained at the website maintained by the SEC at www.sec.gov. Free copies of the Solicitation/Recommendation Statement and other documents filed with the SEC by Syngenta can be obtained at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the "risk factors" section of Syngenta's Form 20-F filed on February 16, 2017 as well as the U.S. Offer documents filed by ChemChina and Purchaser and the Solicitation/Recommendation Statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina, Purchaser and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – May 31, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	May 31, 2017	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration